

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 0407

January 12, 2007

Mr. M. Todd Holt
Chief Financial Officer
Knology, Inc
1241 O G Skinner Drive
West Point GA 318333

> **Re: Knology, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2006**
> **File No. 0-32647**

Dear Mr. Holt:

We have reviewed your supplemental response letter dated December 26, 2006 as well as your filing and have the following comments. As noted in our comment letter dated December 11, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

Cash and cash equivalents, page F-8

1. Please refer to prior comment 1. Disclose why you are presenting restricted cash as a current asset.

Form 10-Q for Fiscal Quarter Ended September 30, 2006

Selling, general and administrative, page 16

2. Please refer to prior comment 4. Notwithstanding your response, revise to include pole attachment rent costs in cost of services.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director